Exhibit (a)(1)(H)

From:	Jeff Stein

Subject:	Cidara Stock Option Exchange

To:	Eligible Holders

Date:	November 20, 2019

All: Equity awards are a critical component of our compensation philosophy and a valuable motivation and retention tool. We recognize that most of the currently outstanding stock options held by our employees are underwater and have been for some time. It is my pleasure to announce that we are offering the opportunity for employees to exchange certain eligible stock options for new stock options with a more favorable strike price.

You will receive an email from Options@Cidara.com that provides details of the offer, including an election form. Information sessions will be offered to explain the key terms and conditions of this offer.

We believe this program is very important and recommend you take time to carefully review all of the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. All questions about this offer should be directed to Options@Cidara.com.